Exhibit 99.1

BRAGG GAMING APPROVED FOR LICENSE BY PENNSYLVANIA GAMING CONTROL BOARD

Represents Final License Approval Required to Complete Spin Games LLC Acquisition

TORONTO, MAY 19, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), (“Bragg” or “the Company”) announced that at yesterday’s meeting, the Pennsylvania Gaming Control Board (“PGCB”) approved the Company to participate in the Commonwealth’s robust iGaming market. The PGCB’s approval is the final regulatory approval needed in advance of closing for Bragg to complete its previously announced acquisition of Spin Games LLC which the Company expects to close later this month. Nevada-based Spin Games is a B2B gaming technology and content provider currently servicing the U.S. market. Spin Games holds licenses in key iGaming-regulated U.S. states including New Jersey, Pennsylvania, Michigan and Connecticut, and supplies Tier 1 operators in these markets.

Yaniv Spielberg, Chief Strategy Officer for Bragg, said, “We appreciate the PGCB’s staff members’ diligence in reviewing our license application and thank them for the approval to enter Pennsylvania’s iGaming market. Reflecting this license approval, we look forward to completing our acquisition of Spin Games in the next few weeks. Since announcing the planned acquisition, we have worked closely with the Spin Games’ team to complete the technical integration between our Remote Game Server (RGS) and their technology platform and as a result, we are ready to begin operating in several U.S. markets very quickly following the completion of the acquisition later this month. We expect the Spin Games and our RGS combined offering will deliver the benefits of our advanced player engagement, data tools and platform technology alongside Spin Games’ U.S. market content and operator relationships, providing for a differentiated and widely distributed iGaming product offering.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games